United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc. Form 10-K for Fiscal Year Ended June 30, 2009 Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and December 31, 2009
 Registration Statement File No. 0-29901

April 22, 2010

Ladies and Gentlemen,

We are writing to inform you that we will be submitting the amended 10-K and 10-Q filings simultaneously with our 3rd quarter (March 31, 2010) 10-Q filing which will be on or prior to May 15, 2010.  Our accounting staff are working diligently to make sure that the amendments in our 10-K and 10-Q are properly reflected in our current (3-31-2010) 10-Q filing.

CAVITATION TECHNOLOGIES, INC.

By:	s/Roman Gordon/
Chief Executive Officer